REGAL BELOIT CORPORATION
SIGNIFICANT SUBSIDIARIES
AS OF
DECEMBER 30, 2017

Significant Subsidiary	State/Country of Incorporation
Regal Beloit America, Inc.	Wisconsin
RBC Foreign Manufacturing BV	The Netherlands
RBC Horizon, Inc.	Wisconsin
Regal Beloit (Wuxi) Co., Ltd.	China
Regal Beloit (Changzhou) Co., Ltd.	China
Regal Beloit Spain SA	Spain
System Plast Srl	Italy
Marathon Electric India Pvt. Ltd.	India